Exhibit 99.(h).(ix)

[FFCM Letterhead]

July [ ], 2015

FFCM, LLC

60 State Street, 7th Floor

Boston, MA 02109

RE:         Contractual Waiver

Dear Board of Trustees of FQF Trust:

We are writing to confirm our agreement that FFCM, LLC (the “Adviser”) will waive its fees and reimburse expenses for each of the O’Shares FTSE U.S. Quality Dividend ETF, O’Shares FTSE Europe Quality Dividend ETF, O’Shares FTSE Europe Quality Dividend Hedged ETF, O’Shares FTSE Asia Pacific Quality Dividend ETF and O’Shares FTSE Asia Pacific Quality Dividend Hedged ETF (each, a “Fund”) so that the net annual fund operating expenses of each Fund (except for distribution fees (including payments under a Rule 12b-1 plan), brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expenses and other extraordinary expenses (including litigation to which the Trust or a Fund may be a party and indemnification of the Trustees and officers with respect thereto)) are limited to the rate per annum of the Fund’s average daily net assets as follows:

Fund	Net Annual Fund Operating Expense Ratio
O’Shares FTSE U.S. Quality Dividend ETF	0.48%
O’Shares FTSE Europe Quality Dividend ETF	0.58%
O’Shares FTSE Europe Quality Dividend Hedged ETF	0.68%
O’Shares FTSE Asia Pacific Quality Dividend ETF	0.58%
O’Shares FTSE Asia Pacific Quality Dividend Hedged ETF	0.68%

This undertaking will continue in effect for at least three calendar years from the effective date of the Funds’ statutory prospectus and may only be terminated or amended upon the approval of the Board of Trustees of FQF Trust, except that it will automatically terminate if the Adviser’s Investment Advisory Agreement with the Fund terminates.

Very truly yours,

FFCM, LLC

By:  /s/ William Carey

William Carey
Chief Executive Officer